SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of March, 2003

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.      Preliminary Results - Part 1 and Part 2


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.


Exhibit No. 1.


PART 1


Contact
Stephen J Devany
Head of Corporate Communications
Tel +44 (0) 20 8877 5153
Email sdevany@tomkins.co.uk

Rollo Head / Charlotte Hepburne-Scott
Finsbury
Tel +44 (0) 20 7251 3801

Preliminary results for the eight-month period ended 31 December 2002





Contents

1.     Highlights

2.     Preliminary results

3.     Divisional operating statistics

4.     Financial review

5.     Financial statements



  Notes

       1. Tomkins plc has changed its accounting reference date from 30 April to 31 December by using an eight-month accounting period from 1 May 2002 to 31 December 2002. Therefore these preliminary results are for the eight months ended 31 December 2002 and, unless otherwise stated, the commentary in this press release compares results for the accounting period with unaudited pro forma results extracted from the management accounts for the eight months ended 22 December 2001.

       2. This announcement should be read in conjunction with the interim results for the six months ended 31 October 2002, which were announced on 14 January 2003. Copies are available from the Group's website at www.tomkins.co.uk.

       3. In this announcement, some figures and ratios used are not readily available from the audited preliminary figures for the eight-month accounting period ended 31 December 2002 and the unaudited pro forma results for the eight-month period ended 22 December 2001. Where required, details of how these figures and ratios have been arrived at are set out on the last page.

       4. The Report and Accounts for the eight months ended 31 December 2002 will be posted to shareholders on or around 26 March 2003.






 1.     HIGHLIGHTS

  * Operating profit before operating exceptional items and goodwill amortisation was GBP182.6 million. Excluding the impact of acquisitions, disposals and currency translation, this represents an increase of 6.8 per cent

  * Operating margins before operating exceptional items and goodwill amortisation rose by 0.4 percentage points to 8.7 per cent

  * Operating exceptional charges before taxation were GBP32.0 million, in line with previous guidance

  * Profit before tax was GBP153.1 million (December 2001: GBP180.5 million; Year to 30 April 2002: GBP264.4 million)

  * Profit after tax was GBP123.9 million, in line with the corresponding period last year

  * Basic earnings per share were 12.10 pence (December 2001: 12.35 pence; Year to 30 April 2002: 19.16 pence)


  *         Strong net cash position of GBP157.6 million (30 April 2002:
            GBP150.8 million)

  *         Second interim dividend declared of 3.4 pence per share, making
            8.0 pence per share for the eight-month accounting period

  *         Pensions position in line with interim guidance




David Newlands, Chairman, on behalf of the Board commented:

"We are continuing to make good progress. Our trading performance is resilient and the benefits of restructuring and lean manufacturing are beginning to appear. Our balance sheet remains strong, which enables us to pursue acquisitions."

Jim Nicol, Chief Executive Officer, commented:

"We are continuing to implement the range of strategic initiatives which we explained in detail in the interim report. In the short term, we expect savings from our strategic manufacturing initiatives and lean manufacturing to support the bottom line. Longer term, the work we are doing on technology development, product innovation and market expansion should bring about sustained growth in the economic value of the Group.

"We have made a solid start to the new calendar year with trading and operating performance in line overall with our budgets and slightly ahead of last year. With relatively stable markets, we should see further progress for the Group in 2003."



2.    PRELIMINARY RESULTS

Summary of results


                                  Eight months to 31                Unaudited
                                      December 2002         eight months to 22
                                                                December 2001
                                                                  (pro forma)
                                          GBP million              GBP million
  Sales                                     2,097.2                   2,225.6
  Operating profit before                     182.6                     185.8
  operating exceptional
  items (1)
  Operating margin before                      8.7%                      8.3%
  operating exceptional
  items (1)
  Operating exceptional                        32.0                      12.0
  items
  Operating profit (1)                        150.6                     173.8
  Profit before tax                           153.1                     180.5
  Profit after tax                            123.9                     124.7
  Basic earnings per share                    12.44                     12.17
  (1) (pence)
  Total dividends per share                    8.00                  8.00 (2)
  (pence)
  Net cash                                    157.6                      40.9


(1) Before gains/losses on disposal and goodwill amortisation
(2) Pro rata based upon dividends paid for the year ended 30 April 2002

A very detailed statement relating to the results for the six months to 31 October 2002 was made on 14 January 2003 and many of the comments relating to the progress of the businesses contained in that statement continued to apply and are not restated in this announcement.

Turnover from continuing operations during the period was GBP2,097.2 million. This was in line with the corresponding period last year, excluding the effects of acquisitions, disposals and currency translation ("like-for-like basis").

Operating profits, before operating exceptional items and goodwill amortisation, were GBP182.6 million, representing an increase of 6.8 per cent on a like-for-like basis. Operating exceptional items before taxation amounted to GBP32.0 million. The effect of currency translation, primarily the lower US dollar, was to reduce turnover and operating profit by GBP130.3 million and GBP13.2 million respectively.

The net interest charge for the period was GBP1.3 million (December 2001: GBP4.7 million net income).

Profit before taxation, exceptional net gains on disposals and goodwill amortisation was GBP149.3 million (December 2001: GBP178.5 million) and basic earnings per share before goodwill amortisation and exceptional net gains on disposals were 12.44 pence (December 2001: 12.17 pence).

Profit before taxation after exceptional net gains on disposals and goodwill amortisation was GBP153.1 million (December 2001: GBP180.5 million) and basic earnings per share after goodwill amortisation and exceptional net gains on disposals were 12.10 pence (December 2001: 12.35 pence).

We have again managed the tax affairs of the Group efficiently and the net tax rate on total profit for the period was 19.1 per cent (December 2001:
30.9 per cent). This low rate of tax arose due to capital loss carry forwards being available to offset gains on disposals in the current year, deferred tax assets not previously recognised which have now been recognised against future projected profits in accordance with FRS 19 and certain favourable adjustments to tax provisions made in prior years.

The Group's net cash position improved from GBP150.8 million at 30 April 2002 to GBP157.6 million at 31 December 2002.

The funded defined benefit pension deficit, net of deferred tax asset, is GBP136.4 million, in line with guidance given at the interims.

Divisional results

The general trends within our operating divisions, as described in the interim results for the six months ended 31 October 2002 published on 14 January 2003, continued into the final two months of the accounting period. November and December are traditionally quieter trading months due to the incidence of the Thanksgiving and Christmas holidays.



1.    Industrial & Automotive

Our Industrial & Automotive group delivered excellent results over this eight-month period. Sales and operating profits before exceptional items and goodwill amortisation in constant currencies were up by 6.1 per cent and 17.6 per cent respectively.

Automotive production around the world remained strong, especially in the US, and our product innovation and cost competitiveness enabled us to achieve substantial improvements in market share across many of our businesses.

The automotive aftermarket, an area that has traditionally seen higher margin business, also grew as the world's car park continued to expand in response to demographic changes. Global industrial original equipment production, however, was lower, though we did see some improvement in replacement sales, due in part to restocking by distributors.

Operating exceptional charges for the period amounted to GBP22.2 million (December 2001: GBP12.0 million). The majority of the increase over the GBP8.5 million disclosed in the interim report relates to the closure of the Wiper Systems plant in Buffalo, New York State.



2.    Air Systems Components

Air Systems Components experienced decreases in sales and operating profits before goodwill amortisation in constant currencies of 5.8 per cent and 5.2 per cent respectively but still out performed its markets in this period. The growth in the US residential construction market only partly offset a significant decline in the US non-residential construction market.

Our focus on creating efficiencies - including our adoption of lean manufacturing practices, combined with strict cost control - has helped to offset the impact of reduced volumes in the commercial construction market and broadly maintain our operating margins. At the same time, our drive to rationalise capacity continued with the closure of two US plants and the transfer of production to other facilities. A further five facilities will be closed by the end of March 2003. These initiatives gave rise to operating exceptional charges of GBP8.2 million in this accounting period.



3.    Engineered & Construction Products

Good cost control across the businesses ensured that operating margins improved, despite lower sales.

Dividend

The change to our accounting reference date has given rise to an eight-month accounting period, which represents two-thirds of a normal twelve-month accounting period. In accordance with market practice in these circumstances, the Board has elected to declare two interim dividends in lieu of an interim and a final dividend.

The first interim dividend of 4.6 pence per share was declared on 14 January 2003. The Board has now declared a second interim dividend of 3.4 pence per share in lieu of a final dividend. Taken together, these interim dividends bring the total dividend payable for this eight-month accounting period to
8.0 pence per share. This figure represents two-thirds of the total dividends paid in respect of the last twelve-month accounting period, the year ended 30 April 2002.

Both the first and second interim dividends will be paid on 7 April 2003 to shareholders on the register on 14 March 2003. Tomkins ordinary shares will go ex-dividend in respect of both dividends on 12 March 2003.

These arrangements maintain our current distribution policy through the transitional period. For the current year ending on 31 December 2003 and thereafter, we intend to pay an interim dividend in November and a final dividend in the following May, in accordance with market practice. In normal circumstances, we anticipate the weighting of these payments to be approximately 40 per cent for the interim dividend and 60 per cent for the final dividend.

The Board has decided not to offer a dividend reinvestment plan option for the first and second interim dividends due to the change in the dividend timetable. We will consider whether to offer such an option for dividends payable in respect of the year ending 31 December 2003.

Since the payment of interim dividends does not require shareholder approval, there will be no dividend resolution at the Company's Annual General Meeting on 22 May 2003.

Outlook

In the interim results published on 14 January 2003, we set out in some detail the current industry forecasts for our markets. In the two months since that date there have been no significant changes to those forecasts or new data that have affected our view of the outlook for the Group in 2003.

In the short term, our work to reduce our cost base further through strategic manufacturing initiatives and lean manufacturing will continue and will help to support profitability. Longer term, we remain confident that our focus upon bringing to market innovative new products and increasing our product offering and geographic presence in both the industrial and automotive aftermarket will ensure sustainable growth in the value of our businesses. Furthermore, we continue to evaluate opportunities for using our financial strength to make value-enhancing acquisitions to integrate into our existing businesses.

We have made a solid start to the new calendar year with trading and operating performance in line overall with our budgets and slightly ahead of last year. With relatively stable markets, we should see further progress for the Group in 2003.



3.     DIVISIONAL OPERATING STATISTICS


                                         Eight months to            Unaudited
                                         31 December 2002    eight months to
                                                             22 December 2001
                                                                  (pro forma)
                                              GBP million         GBP million
  Industrial & Automotive
  Sales
  Power Transmission                                519.6               518.0
  Fluid Power                                       207.6               211.1
  Wiper Systems                                     191.1               178.8
  Fluid Systems                                     153.7               159.2
  Other                                             191.9               234.0
  Total sales                                     1,263.9             1,301.1
  Operating profit (1)                              115.0               106.4
  Operating margin (1)                               9.1%                8.2%
  Net operating assets (2)                          743.9               845.1
  Return on net operating assets (1)                15.5%               12.6%
  Return on invested capital (3)                     8.0%                6.2%
  Capital expenditure                                82.4                61.5
  Depreciation                                       57.0                58.2
  Cash generation (4)                                80.2                59.2
  Employees (number)                               22,637              23,674
  Air Systems Components
  Total sales                                       325.7               341.7
  Operating profit (1)                               33.8                36.7
  Operating margin (1)                              10.4%               10.7%
  Net operating assets (2)                          122.2               153.0
  Return on net operating assets (1)                27.7%               24.0%
  Return on invested capital (3)                    11.4%               10.2%
  Capital expenditure                                 9.1                10.8
  Depreciation                                       12.4                11.0
  Cash generation (4)                                40.7                45.9
  Employees (number)                                6,942               6,688
  Engineered & Construction Products
  Sales
  Lasco                                             161.0               185.5
  Philips Doors and Windows                         105.7               115.4
  Material Handling                                  60.4               101.6
  Dexter Wheels and Axles                           116.6               112.6
  Valves, Taps and Mixers                            63.9                67.7
  Total sales                                       507.6               582.8
  Operating profit (1)                               49.0                54.4
  Operating margin (1)                               9.7%                9.3%
  Net operating assets (2)                          195.9               251.1
  Return on net operating assets (1)                25.0%               21.7%
  Return on invested capital (3)                    14.7%               12.3%
  Capital expenditure                                14.2                 9.0
  Depreciation                                       14.8                16.3
  Cash generation (4)                                66.3                76.8
  Employees (number)                                9,953              10,291


(1) Before operating exceptional items and goodwill amortisation

(2) Excluding goodwill

(3) Annualised, before operating exceptional items and goodwill amortisation and after tax

(4) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items


4.   FINANCIAL REVIEW

Accounting reference date

Many of our major global competitors for capital have December year ends and invariably calendar periods are used for economic and other statistical data in respect of our principal markets. For these reasons we decided to change our year end to 31 December. To assist you in the comparison of accounting periods we have presented in the financial statements an unaudited pro forma profit and loss account for the eight-month period to 22 December 2001. The commentary below compares the eight-month period ended 31 December 2002 with unaudited pro forma information.

Financial results

Movements in exchange rates, our restructuring initiatives, and acquisitions and disposals affect sales and operating profits. Around 70 per cent of our sales are dollar denominated and so the weakening of the dollar in the period has reduced our turnover and operating profit when translated into sterling. During the period the average exchange rate was GBP1=$1.53 whereas in the comparable period it was GBP1=$1.43. Our significant investment in restructuring projects includes abnormal costs, which we charge against the operations as operating exceptional items and so we highlight these to ensure the underlying performance is not distorted. We have also highlighted the impact of acquisitions and disposals. The tables presented below aid understanding of the impact of these factors on the financial performance of the group and each of the divisions.


  Group
                                  Sales                Operating Profit2
                         GBP million    Change       GBP million      Change
  December                    2,225.6                        173.8
  2001(Unaudited pro
  forma)
  Exchange rate effect        (130.3)                       (13.2)
  At constant exchange        2,095.3                        160.6
  rates
  Acquisitions                   24.1      1.2%                1.2       0.7%
  Disposals                    (53.5)    (2.6)%              (2.9)     (1.8)%
  Restructuring charges             -         -             (20.0)    (12.5)%
  Underlying change1             31.3      1.5%               11.7       7.3%
  December 2002               2,097.2                        150.6


1. The underlying change in operating profit before operating exceptional items was 6.8%. This is calculated by applying the underlying change of GBP11.7 million shown above, to the operating profit for December 2001, at constant exchange rates, after adding back operating exceptional items of GBP12.0 million.

2. Before goodwill amortisation

  Industrial & Automotive
                                  Sales                Operating Profit4
                           GBP million    Change       GBP million     Change
  December                    1,301.1                         94.4
  2001(Unaudited pro
  forma)
  Exchange rate effect         (73.1)                        (7.3)
  At constant exchange        1,228.0                         87.1
  rates
  Disposals                    (39.0)    (3.2)%              (1.5)     (1.7)%
  Restructuring charges             -         -             (10.2)    (11.7)%
  Underlying change3             74.9      6.1%               17.4      20.0%
  December 2002               1,263.9                         92.8


3. The underlying change in operating profit before operating exceptional items was 17.6%. This is calculated by applying the underlying change of GBP17.4 million shown above, to the operating profit for December 2001, at constant exchange rates, after adding back operating exceptional items of GBP12.0 million.

4. Before goodwill amortisation


  Air Systems Components
                                  Sales                Operating Profit5
                           GBP million    Change       GBP million     Change
  December                      341.7                         36.7
  2001(Unaudited pro
  forma)
  Exchange rate effect         (21.5)                        (2.3)
  At constant exchange          320.2                         34.4
  rates
  Acquisitions                   24.1      7.5%                1.2       3.5%
  Restructuring charges             -         -              (8.2)    (23.8)%
  Underlying change            (18.6)    (5.8)%              (1.8)     (5.2)%
  December 2002                 325.7                         25.6



5. Before goodwill amortisation


  Engineered & Construction Products

                                  Sales                Operating Profit6
                           GBP million    Change        GBP million     Change
  December                      582.8                       54.4
  2001(Unaudited pro
  forma)
  Exchange rate effect         (35.7)                       (3.8)
  At constant exchange          547.1                       50.6
  rates
  Disposals                    (14.5)    (2.7)%             (1.4)        (2.8)%
  Restructuring charges             -         -             (1.6)        (3.2)%
  Underlying change            (25.0)    (4.6)%             (0.2)        (0.4)%
  December 2002                 507.6                        47.4



6. Before goodwill amortisation

Margins

Overall the Group's operating margin, before operating exceptional items and goodwill amortisation, was 8.7 per cent. This compared with 8.3 per cent in the comparable period. The Industrial & Automotive operating margin before operating exceptional items stood at 9.1 per cent (December 2001: 8.2 per cent), Air Systems Components at 10.4 per cent (December 2001: 10.7 per cent) and Engineered & Construction Products at 9.7 per cent (December 2001: 9.3 per cent).

In all our businesses we focus continually on ways of improving our margins either through improving efficiencies, reducing costs or enhancing the value of a product through technology. Only our Air Systems Components business saw a slight reduction in its operating margin but this was still a good achievement given the very difficult market conditions in the industrial and commercial construction market in the USA.


Goodwill

Goodwill amortisation in the period amounted to GBP6.8 million (December 2001:
GBP6.9 million). During the period, goodwill relating to disposals amounted to GBP10.8 million.

Operating exceptional items

Over the last two years we have been progressing a number of restructuring projects to rationalise productive capacity and relocate certain facilities into low cost regions. During the eight-month period we charged GBP32.0 million for restructuring costs. The major projects included moving our cord treatment facility from Denver, Colorado to Columbia, Missouri and finalising the arrangements for the closure of our Wiper Systems factory in Dunstable.
We have also recently announced the closure of our Wiper Systems plant in Buffalo, New York State. In Air Systems Components we closed or announced the closure of seven plants with manufacturing being transferred to other existing facilities, particularly in Mexicali, Mexico. Dearborn Mid-West, within Engineered & Construction Products, announced the closure of its Kansas City facility in response to reduced levels of business.

We have previously indicated that, over a four year period through to the end of 2004, the investment in restructuring projects will have amounted to GBP180 million of which around GBP95 million will be capital expenditure. We expect to achieve annualised savings of GBP40 million per annum by 2004.


Profit on disposal of businesses

We have recorded a net profit on the disposal of businesses in the period. In May 2002 we sold Gates' Consumer and Industrial division which resulted in a small net loss on disposal of around GBP1.0 million in the year after taking into account the provision for loss on disposal existing at 30 April 2002. In the same month Lasco Composites was sold, with a profit on this disposal, after taking account of goodwill, of GBP18.3 million. In December 2002 the business and assets of Fedco were sold, resulting in a loss of GBP6.6 million.

Finance costs

The type and the currency of the cash and loan balances affect the net interest position of the Group. Although we have net cash, this is made up of gross cash and gross debt. The gross debt relates primarily to the sterling bond issued in December 2001, which is at a floating rate of around 6.6 per cent. The majority of the cash balances are denominated in US dollars and Sterling, earning lower rates of income than the cost of the gross debt.

The net interest expense in the period was GBP1.3 million (December 2001: net interest income of GBP4.7 million). The net movement in the period was primarily due to the non-recurrence of GBP6.5 million of net interest income in the prior period associated with the previous balance sheet hedging arrangements.

Earnings per share

Earnings per share before goodwill amortisation and exceptional items were
12.44 pence (December 2001: 12.17 pence) and after goodwill amortisation and exceptional items were 12.10 pence (December 2001: 12.35 pence).

Dividends

The dividends to our preference shareholders are dollar denominated and in the period the sterling equivalent amounted to GBP24.5 million (December 2001:
GBP25.5 million).

The dividends to holders of ordinary shares for the period were GBP61.9 million. This represents dividend cover, before exceptional items and goodwill amortisation, of 1.6 times.

Capital expenditure

Our capital expenditure has been running at slightly higher levels over the last two years, due to the investments in restructuring projects. During the period GBP22.0 million was spent on these projects.

Gross capital expenditure in the period was GBP105.8 million (December 2001:
GBP81.4 million). This represents 1.3 times depreciation (December 2001: 0.9 times). Capital expenditure net of disposals was GBP94.6 million (December 2001: GBP64.6 million) and 1.1 times depreciation (December 2001: 0.8 times).

Capital expenditure in the next twelve months will continue at this slightly higher level as the restructuring projects progress. We estimate gross capital expenditure will be around GBP150 million to GBP160 million.

Working capital

Close attention to working capital management has continued during the period. Average working capital as a percentage of sales over the period amounted to 14.1 per cent, compared to 15.9 per cent in the comparable period.

Currency movements and acquisitions and disposals also affect overall reported working capital. After currency movements (a decrease of GBP36.6 million) and acquisitions and disposals (a decrease of GBP13.9 million), working capital increased by GBP15.1 million. This was due to an increase in stock of GBP28.0 million, a decrease in debtors of GBP27.1 million and lower creditors of GBP14.2 million.

Cash flow

The cash flow for the period is set out in the financial statements. The following summary of the cash flow highlights the principal movements affecting the net cash position. We continued to generate positive cash flow and at the end of December 2002 the net cash position of the Group was GBP157.6 million. Operating cash flow is stated after GBP25.4 million of restructuring costs and GBP22.0 million of capital expenditure associated with the various restructuring projects.


                                                          Unaudited pro forma
                                         December 2002          December 2001
                                           GBP million            GBP million
  Opening cash/ (debt)                           150.8                  (6.2)
  Net cash inflow from operating                 217.9                  288.1
  activities
  Capital expenditure (net)                     (94.6)                 (64.6)
  Operating cash flow                            123.3                  223.5
  Tax                                           (59.5)                 (35.3)
  Interest and dividends                        (89.4)                 (85.1)
  Other movements                                (0.8)                  (0.2)
  Cash flow before acquisitions,                (26.4)                  102.9
  disposals and share buy backs
  Share issues/ (buy backs)                        1.1                 (19.7)
  Acquisitions and disposals                      44.9                 (33.4)
  Translation                                   (12.8)                  (2.7)
  Net funds movement                               6.8                   47.1
  Closing funds                                  157.6                   40.9

                                                     %                      %
  Cash conversion of operating profit
  before operating exceptional items              93.5                  104.6
  and exceptional net gains on
  disposal

Details of net cash inflow from operating activities for the eight months to December 2002 are set out in note 6.

Taxation

We have again managed the tax affairs of the Group very effectively. In the period the net tax charge was GBP29.2 million (December 2001: GBP55.8 million) representing an effective net tax rate on total profit of 19.1 per cent (December 2001: 30.9 per cent). We are able to report this low rate of tax due to capital loss carry forwards being available to offset gains on disposals in the current year, deferred tax assets not previously recognised which have now been recognised against future projected profits in accordance with FRS 19 and certain favourable adjustments to tax provisions made in prior years. Before the effect of adjustments in respect of prior years, the effective tax rate was 33.0 per cent (April 2002: 30.9 per cent).


Return on investment

An accounting measure we monitor closely for all of our businesses is the annualised return on invested capital. Comparison of return on invested capital with the weighted average cost of capital gives an indication as to the extent to which a business is covering its cost of capital over time. Return on invested capital represents the after tax operating profit in the business expressed as a percentage of the average invested capital in the business including all goodwill associated with acquisitions made in the past.

The annualised return on invested capital for the Group, before operating exceptional items and goodwill amortisation, was 9.7 per cent compared with
8.0 per cent in the period to December 2001. The improvement in the period is due to improved operating performance and the effect of the lower rate of tax. Our internal estimate of weighted average cost of capital is between 8 per cent and 9 per cent.


Pensions

Financial Reporting Standard No. 17 "Retirement benefits", ("FRS 17"), requires the progressive introduction of additional disclosures relating to pension funds.

At 31 December 2002 there was a gross deficit of liabilities compared to assets in the funded defined benefit pension plans of GBP194.8 million (30 April 2002: GBP103.5 million). The increase in the deficit was due to the impact of the reduction in the equity markets and also a reduction in the long-term discount rate applied to pension liabilities. The recognition of the related deferred tax asset reduces the net pension liability to GBP136.4 million (30 April 2002: GBP72.4 million) in line with the guidance given at the time of the October 2002 interim results announcement. Under FRS 17 this deficit would have to be included in the balance sheet.

All our defined benefit schemes are closed to new entrants and our largest scheme has been so since 1990. We hold around 68 per cent of the investments in equities but this allocation is continually reviewed based on regular asset and liability studies.

The cash contributions to the scheme in 2003 we estimate will be GBP16 million, an increase of GBP4 million on calendar year 2002.

In 2002 we absorbed an increase in pension charge of around GBP7 million and expect to experience an increase in charge in 2003 of the order of GBP10 million, which we plan to offset by other cost reduction initiatives.

Overall funding is reasonable, pensions accounting is handled appropriately and prudently and the pensions and benefits obligations are carefully but actively managed. The liabilities of the scheme are more predictable than in many schemes as pensions in payment and deferred pensions are not affected by cost of living adjustments.

PART 2

Pro forma consolidated profit and loss account

                           Eight months ended 31 December 2002            Eight months ended 22 December 2001
                                                                                     Unaudited

                                Before                                         Before
                              goodwill                                       goodwill
                          amortisation                                   amortisation
                                   and                                            and
                           exceptional     Goodwill  Exceptional          exceptional     Goodwill     Exceptional
                                 items amortisation       items1    Total       items     amortisation      items1     Total
                           GBP million  GBP million  GBP million GBPmillion  GBP million  GBP million   GBP million    GBP million

Turnover - Continuing           2,097.2            -           -  2,097.2      2,225.6            -           -         2,225.6
operations

Operating profit

- Continuing operations           149.9        (6.8)           -    143.1        173.4        (6.9)           -         166.5

Share of profits of                 0.7            -           -      0.7          0.4            -           -         0.4
associates

Operating profit including
associates                        150.6        (6.8)           -    143.8        173.8        (6.9)           -         166.9

Profit/(loss) on disposal
of businesses                         -            -         7.1      7.1            -            -      (65.4)         (65.4)

Reversal of provision for
loss on disposal of
businesses                            -            -         3.5      3.5            -            -        66.0          66.0

Profit on disposal of                 -            -           -        -            -            -         8.3         8.3
fixed assets


Profit before interest            150.6        (6.8)        10.6    154.4        173.8        (6.9)         8.9         175.8

Net interest                      (1.3)            -           -    (1.3)          4.7            -           -         4.7

Profit on ordinary
activities
before tax                        149.3        (6.8)        10.6    153.1        178.5        (6.9)         8.9         180.5

Before exceptional items          149.3        (6.8)           -    142.5        178.5        (6.9)           -         171.6

Exceptional items                     -            -        10.6     10.6            -            -         8.9         8.9

Tax on profit on ordinary        (22.8)          2.2       (8.6)   (29.2)       (55.2)          2.2       (2.8)         (55.8)
activities

Profit on ordinary
activities
after tax                         126.5        (4.6)         2.0    123.9        123.3        (4.7)         6.1         124.7

Equity minority interest          (6.1)            -           -    (6.1)        (3.4)            -           -         (3.4)


Profit attributable to            120.4        (4.6)         2.0    117.8        119.9        (4.7)         6.1          121.3
shareholders

Dividends on equity and
non-equity shares                (86.4)            -           -   (86.4)       (61.0)            -           -         (61.0)


Retained profit                    34.0        (4.6)         2.0     31.4         58.9        (4.7)         6.1          60.3


Earnings per share

Basic                            12.44p                            12.10p       12.17p                                   12.35p

Diluted                          12.08p                            11.82p       11.99p                                   12.13p


Dividends per ordinary                                              8.00p                                                8.00p2
share



1. Exceptional items exclude those relating to operating profit.

2. Dividends per ordinary share for the eight months ended 22 December 2001 are shown pro rata based upon dividends paid for the year ended 30 April 2002.


Consolidated profit and loss account


                                   Eight months ended 31 December 2002                 Year ended 30 April 2002

                                   Before                                         Before
                                 goodwill                                       goodwill
                             amortisation                                   amortisation
                                      and                                            and
                              exceptional   Goodwill     Exceptional          exceptional     Goodwill     Exceptional
                                    items   amortisation       items1 Total         items     amortisation    items1    Total
                        Notes GBP million   GBP million  GBP million  GBP million GBP million GBP million  GBP million  GBPmillion

Turnover

- Continuing operations   1      2,097.2            -           -   2,097.2      3,373.8            -           -       3,373.8

Operating Profit

 - Continuing                      149.9        (6.8)           -    143.1        266.6       (10.5)           -         256.1
operations

Share of profits/
(losses) of associates               0.7            -           -      0.7        (0.7)            -           -        (0.7)

Operating profit
including associates  1 & 2        150.6        (6.8)           -    143.8        265.9       (10.5)           -        255.4

Profit/(loss) on
disposal of businesses   14            -            -         7.1      7.1            -            -      (68.5)        (68.5)

Reversal of provision
for loss on disposal of
businesses               14            -            -         3.5      3.5            -            -        66.0          66.0

Provision for loss on
business disposed of
post period end:

 - Impairment of                       -            -           -        -            -            -       (3.5)         (3.5)
goodwill

Profit on disposal of                  -            -           -        -            -            -         8.4          8.4
fixed assets


Profit before interest             150.6        (6.8)        10.6    154.4        265.9       (10.5)         2.4         257.8

Net interest                       (1.3)            -           -    (1.3)          6.6            -           -           6.6


Profit on ordinary
activities
before tax                         149.3        (6.8)        10.6    153.1        272.5       (10.5)         2.4         264.4

Before exceptional                 149.3        (6.8)           -    142.5        272.5       (10.5)           -         262.0
items

Exceptional items                      -            -        10.6     10.6            -            -         2.4         2.4

Tax on profit on          3       (22.8)          2.2       (8.6)   (29.2)       (72.0)          3.3       (2.8)         (71.5)
ordinary activities

Profit on ordinary
activities
after tax                          126.5        (4.6)         2.0    123.9        200.5        (7.2)       (0.4)          192.9

Equity minority                    (6.1)            -           -    (6.1)        (5.4)            -           -         (5.4)
interest

Profit attributable to             120.4        (4.6)         2.0    117.8        195.1        (7.2)       (0.4)          187.5
shareholders

Dividends on equity and
non-equity shares         5       (86.4)            -           -   (86.4)      (131.9)            -           -        (131.9)


Retained profit                     34.0        (4.6)         2.0     31.4         63.2        (7.2)       (0.4)          55.6


Earnings per share

Basic                     4       12.44p                            12.10p       20.14p                                  19.16p

Diluted                   4       12.08p                            11.82p       19.54p                                   18.78p


Dividends per ordinary    5                                          8.00p                                                12.00p
share


1. Exceptional items exclude those relating to operating profit (see note 2).




Consolidated cash flow statement

                                                                                                   Eight
                                                                                                  months Year ended
                                                                                                   ended
                                                                                                      31
                                                                                    Notes       December   30 April
                                                                                                    2002       2002
                                                                                             GBP million GBP million

Net cash inflow from operating activities                                                   6      217.9      492.1

Dividends received from associated undertakings                                                      0.5        0.8

Returns on investments and servicing of finance                                             7     (33.4)     (34.4)

Tax paid (net)                                                                              7     (59.5)     (43.2)

Capital expenditure (net)                                                                   7     (94.6)    (111.2)

Financial investment                                                                        7      (0.1)          -

Acquisitions and disposals                                                                  7       44.9     (22.2)

Equity dividends paid                                                                             (57.2)     (93.3)


Net cash inflow before use of liquid resources and financing                                        18.5      188.6


Financing

Share issues (net of costs)                                                                          1.1        1.0

Buy back of own shares                                                                                 -     (19.9)

Mark to market of hedging instruments                                                                  -      (4.4)

Cash flow decreasing debt and lease financing                                                     (19.9)    (164.5)


Net cash outflow from financing                                                             7     (18.8)    (187.8)


Management of liquid resources

Cash flow decreasing cash on deposit and collateralized cash                                7      109.4       15.0


Increase in cash in the period                                                                     109.1       15.8









Reconciliation of net cash flow to movement in net funds


                                                                                                   Eight
                                                                                                  months
                                                                                                   ended   Year ended
                                                                                                      31           30
                                                                                    Notes       December        April
                                                                                                    2002         2002
                                                                                              GBP million  GBP million

Increase in cash in the period                                                                     109.1       15.8

Cash flow decreasing debt and lease financing                                               7       19.9      164.5

Cash flow decreasing cash on deposit and collateralized cash                                7    (109.4)     (15.0)


Change in net funds resulting from cash flows                                               8       19.6      165.3

Collateralized cash disposed with subsidiaries                                                         -      (3.6)

Translation difference                                                                      8     (12.8)      (4.7)


Increase in net funds in the period                                                                  6.8      157.0

Net funds/(debt) at 30 April 2002                                                           8      150.8      (6.2)


Net funds at 31 December 2002                                                               8      157.6      150.8






Consolidated balance sheet


                                                                                           31
                                                                                     December              30 April
                                                             Notes                       2002                2002 1
                                                                                  GBP million           GBP million
Capital employed

Fixed assets

Intangible assets                                                                       168.4                 185.1

Tangible assets                                                                         787.6                 864.3

Investments                                                                               8.4                   9.3


                                                                                        964.4               1,058.7


Current assets

Stock                                                                                   400.4                 413.0


Debtors                                                               9                 624.5                 697.1

Cash                                                                                    341.5                 395.9


                                                                                      1,366.4               1,506.0

Current liabilities

Creditors: amounts falling due within one year                       10               (490.2)               (619.0)


Net current assets                                                                      876.2                 887.0


Total assets less current liabilities                                                 1,840.6               1,945.7

Creditors: amounts falling due after more than one year              11               (243.3)               (255.3)

Provisions for liabilities and charges                               12               (519.8)               (549.3)


Net assets                                                                            1,077.5               1,141.1



Capital and reserves

Called up share capital

Ordinary shares                                                                          38.7                  38.6

Convertible cumulative preference shares                                                337.2                 337.2

Redeemable convertible cumulative preference shares                                     386.3                 426.8


                                                                                        762.2                 802.6

Share premium account                                                                    92.2                  89.4

Capital redemption reserve                                                               66.6                  66.6

Profit and loss account                                                                 118.5                 148.3


Shareholders' funds                                                                   1,039.5               1,106.9

Equity shareholders' funds                                                   316.0                 342.9

Non-equity shareholders' funds                                               723.5                 764.0

Equity minority interest                                                                 38.0                  34.2


                                                                                      1,077.5               1,141.1





1. GBP270.1 million previously included in Creditors: amounts falling due within one year, has been reclassified as Provisions for liabilities and charges as set out in note 12.







Consolidated statement of total recognised gains and losses


                                                                                        Eight
                                                                                       months
                                                                                        ended
                                                                                           31            Year ended
                                                                                     December              30 April
                                                                                         2002                  2002
                                                                                    GBP million         GBP million

Profit attributable to shareholders                                                     117.8                187.5

Foreign exchange translation:

- group                                                                    (112.1)               (33.5)

- associated undertakings                                                    (0.3)                (0.4)


                                                                                      (112.4)               (33.9)


Total recognised gains and losses                                                         5.4                153.6









Reconciliation of movement in shareholders' funds


                                                                                        Eight
                                                                                       months
                                                                                        ended
                                                                                           31            Year ended
                                                                 Notes               December              30 April
                                                                                         2002                  2002
                                                                                  GBP million           GBP million
Total recognised gains and losses                                                         5.4                 153.6

Dividends                                                             5                (86.4)               (131.9)


                                                                                       (81.0)                  21.7

Share issues (net of costs)                                                               2.8                   7.3

Buy back of own shares (including stamp duty, commissions                                   -                (19.7)
and other costs)

Adjustment to prior year dividends in respect of share buy                                  -                   0.2
backs

Goodwill written back on disposals                                   14                  10.8                   9.3

Write back of impaired goodwill on proposed disposal                                        -                   3.2


Net (reduction)/addition to shareholders' funds                                        (67.4)                  22.0

Shareholders' funds at 30 April 2002                                                  1,106.9               1,084.9


Shareholders' funds at 31 December 2002                                               1,039.5               1,106.9








Notes to the preliminary announcement


1   Segmental analysis                                                                          Operating net assets
                                                          Turnover          Operating profit      at period end
                                                    Eight                  Eight
                                                   months  Year ended     months  Year ended
                                                    ended    30 April      ended    30 April        31   30 April
                                                       31        2002         31        2002  December       2002
By activity                                      December GBP million   December GBP million      2002 GBP million
                                                     2002                   2002           GBP million
                                              GBP million            GBP million

Industrial & Automotive                            1,263.9    1,985.9       92.8      146.9      743.9      780.6

Air Systems Components                               325.7      516.4       25.6       53.8      122.2      144.9

Engineered & Construction Products                   507.6      871.5       47.4       77.8      195.9      231.3

Central costs                                            -          -     (15.2)     (12.6)     (54.9)     (60.1)


                                                   2,097.2    3,373.8      150.6      265.9    1,007.1    1,096.7

Goodwill amortisation                                    -          -      (6.8)     (10.5)          -          -


                                                   2,097.2    3,373.8      143.8      255.4    1,007.1    1,096.7


By geographical origin

United States of America                           1,470.1    2,380.5      123.3      225.6      604.0      686.3

United Kingdom                                       125.6      237.7      (6.4)      (7.6)       71.6       65.1

Rest of Europe                                       191.1      290.3        1.6        5.3      132.6      132.9

Rest of the World                                    310.4      465.3       32.1       42.6      198.9      212.4


                                                   2,097.2    3,373.8      150.6      265.9    1,007.1    1,096.7

Goodwill amortisation                                    -          -      (6.8)     (10.5)          -          -


                                                   2,097.2    3,373.8      143.8      255.4    1,007.1    1,096.7



Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.3 million (30 April 2002 - loss GBP0.7 million), Air Systems Components GBPnil (30 April 2002 - GBPnil) and Engineered & Construction Products GBP0.4 million (30 April 2002 - GBPnil). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP0.9 million (30 April 2002 - GBP1.5 million), Air Systems Components GBP5.6 million (30 April 2002 - GBP8.6 million) and Engineered & Construction Products GBP0.3 million (30 April 2002 - GBP0.4 million).

Details of businesses acquired and disposed of by segment are disclosed in note 14.




2   Operating exceptional items

                                                                                                Eight
                                                                                                months
                                                                                                 ended
                                                                                                    31  Year ended
                                                                                              December    30 April
                                                                                                  2002        2002
                                                                                           GBP million GBP million
Operating profit is stated after charging the following operating exceptional items:

Restructuring costs

Industrial & Automotive                                                                          (22.2)     (26.1)

Air Systems Components                                                                            (8.2)          -

Engineered & Construction Products                                                                (1.6)          -


Total before tax                                                                                 (32.0)     (26.1)

Tax attributable                                                                                   12.5        6.2


Total after tax                                                                                  (19.5)     (19.9)



The restructuring costs of GBP32.0 million (30 April 2002 - GBP26.1 million) primarily relate to the closure of the Wiper Systems facility in Dunstable and the rationalisation of manufacturing capacity in North America. Net cash flow from operating activities includes GBP25.4 million (30 April 2002 - GBP5.1 million) outflow in respect of the above restructuring costs.



3   Taxation

                                                                                                  Eight
                                                                                                 months  Year ended
                                                                                                  ended    30 April
                                                                                                     31        2002
                                                                                               December GBP million
                                                                                                   2002
                                                                                            GBP million

Current tax  - UK                                                                                 (2.6)        9.2

             - Overseas                                                                            36.5       68.8


Total current tax                                                                                  33.9       78.0

Total deferred tax                                                                                (5.2)      (6.8)

Associated undertakings' tax                                                                        0.5        0.3


Tax on profit on ordinary activities                                                               29.2       71.5



The tax charge on exceptional profits is GBP8.6 million (30 April 2002 - GBP2.8 million).



4         Earnings per share

Basic earnings per share are calculated on a profit of GBP93.3 million (30 April 2002 - GBP148.2 million), representing the profit for the period of GBP31.4 million after adding back dividends payable to ordinary shareholders of GBP61.9 million (30 April 2002 - GBP55.6 million and ordinary dividends of GBP92.6 million) and on 770,927,221 ordinary shares being the weighted average in issue during the period (30 April 2002 - 773,463,769).

Diluted earnings per share are calculated on an adjusted weighted average number of ordinary shares of 996,606,935 (30 April 2002 - 998,355,225) after allowing for the exercise of 1,498,374 share options (30 April 2002 - 553,087) and are calculated on a profit of GBP117.8 million (30 April 2002 - GBP187.5 million). The weighted average number of shares also allows for the conversion of preference shares equating to 224,181,340 ordinary shares (30 April 2002 - 224,338,369) and earnings were adjusted for the preference dividend of GBP24.5 million (30 April 2002 - GBP39.3 million).

The directors have also presented the earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

Basic earnings per share before goodwill amortisation and exceptional items relating to the disposal of businesses and profit on disposal of fixed assets are calculated on profit attributable to ordinary shareholders of GBP95.9 million (30 April 2002 - GBP155.8 million) which is stated before goodwill amortisation after tax of GBP4.6 million (30 April 2002 - GBP7.2 million) and exceptional items relating to the disposal of businesses and profit on disposal of fixed assets after tax of GBP2.0 million (30 April 2002 - loss of GBP0.4 million). Diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of businesses and profit on disposal of fixed assets are based on adjusted earnings of GBP120.4 million (30 April 2002 - GBP195.1 million).


5   Dividends on equity and non-equity shares

                                                                                                  Eight
                                                                                                 months   Year ended
                                                                                                  ended     30 April
                                                                                                                2002
                                                                                                     31  GBP million
                                                                                               December
                                                                                                   2002
                                                                                            GBP million

Ordinary shares

First interim 4.60p (30 April 2002 - 4.60p) to be paid 7 April 2003                                35.6         35.5

Second interim 3.40p (30 April 2002 - nil) to be paid 7 April 2003                                 26.3            -

Final nil (30 April 2002 - 7.40p) paid 7 October 2002                                                 -         57.1


                                                                                                   61.9         92.6





                                                                                    Redeemable
                                                                       Convertible convertible
                                                                        cumulative  cumulative
Preference shares                                                      GBP million GBP million

Accrued at 30 April 2002                                                     (4.2)       (3.9)     (8.1)     (7.9)

Foreign exchange translation                                                   0.2         0.2       0.4         -

Paid during period                                                            14.4        13.4      27.8      39.1

Accrued at 31 December 2002                                                    2.3         2.1       4.4       8.1


                                                                              12.7        11.8      24.5      39.3



Total dividends                                                                                     86.4     131.9





6   Reconciliation of operating profit to operating cash flows

                                                                                                  Eight
                                                                                                 months   Year ended
                                                                                                  ended     30 April
                                                                                                                2002
                                                                                                     31  GBP million
                                                                                               December
                                                                                                   2002
                                                                                            GBP million

Operating profit                                                                                  143.1        256.1

Depreciation (net of capital government grants)                                                    84.4        130.1

Profit on sale of tangible fixed assets                                                           (0.7)        (1.0)

Amortisation of goodwill                                                                            6.8         10.5

Amortisation of long term loyalty plan shares                                                       0.4          0.8

Post-retirement benefits                                                                          (2.0)        (1.1)

Other provisions                                                                                    1.0         20.0

(Increase)/decrease in stock                                                                     (28.0)         33.1

Decrease in debtors                                                                                27.1         74.1

Decrease in creditors                                                                            (14.2)       (30.5)


Net cash inflow from operating activities                                                         217.9        492.1



The impact of the operating exceptional items on the cash flow is disclosed in note 2.


7    Analysis of cash flows for headings netted in the consolidated cash     Eight months
     flow statement                                                                 ended             Year ended
                                                                              31 December               30 April
                                                                                     2002                   2002
                                                                              GBP million            GBP million
Returns on investments and servicing of finance

Interest received                                                                   23.0                    53.1

Interest paid                                                                     (26.6)                  (43.7)

Interest element of finance lease rental payments                                  (0.8)                   (1.5)

Preference dividends paid                                                         (27.8)                  (39.1)

Investment by minority shareholder                                                   3.2                     5.0

Dividends paid to subsidiary companies' minority shareholders                      (4.4)                   (8.2)


Net cash outflow from returns on investments and servicing of                     (33.4)                  (34.4)
finance


Tax paid

Tax paid                                                                          (67.4)                  (67.2)

Tax received                                                                         7.9                    24.0


Net cash outflow from tax paid                                                    (59.5)                  (43.2)


Capital expenditure

Purchase of tangible fixed assets                                                (105.8)                 (130.9)

Sale of tangible fixed assets                                                       11.2                    19.7


Net cash outflow from capital expenditure                                         (94.6)                 (111.2)


Financial investment

Purchase of fixed asset investments                                                (0.2)                       -

Sale of fixed asset investments                                                      0.1                       -

Net cash outflow from financial investment                                         (0.1)                       -


Acquisitions and disposals

Purchase of subsidiary undertakings                                               (10.9)                  (28.8)

Net overdrafts acquired with subsidiary undertakings                               (0.3)                   (1.2)

Sale of subsidiary undertakings                                                     56.2                    47.4

Net cash disposed with subsidiary undertakings                                     (0.1)                  (39.6)


Net cash inflow/(outflow) from acquisitions and disposals                           44.9                  (22.2)


Financing

Share issues (net of costs)                                                          1.1                     1.0

Buy back of own shares                                                                 -                  (19.9)

Mark to market of hedging instruments                                                  -                   (4.4)

Debt due within one year:

Decrease in short term borrowings                                     (7.1)                   (139.4)

Additional bank loans                                                   1.2                       2.9

Repayment of other loans                                              (1.5)                     (2.1)

Debt due after more than one year:

Additional bank and other loans                                           -                     150.7

Repayment of bank and other loans                                    (11.5)                   (172.9)

Capital element of finance lease rental payments                      (1.0)                     (3.7)


Cash flow decreasing debt and lease financing                                     (19.9)                 (164.5)


Net cash outflow from financing                                                   (18.8)                 (187.8)


Management of liquid resources

Decrease in cash on deposit                                                        109.2                    11.5

Decrease in collateralized cash                                                      0.2                     3.5


Cash flow decreasing cash on deposit and collateralized cash                       109.4                    15.0



8    Analysis of net funds
                                                                         31                    Exchange      30 April
                                                                       December   Cash flow     movement         2002
                                                                          2002  GBP million  GBP million  GBP million
                                                                     GBP million

Cash on demand                                                              198.9       75.3     (10.5)      134.1

Overdrafts                                                                  (1.8)       33.8        2.3     (37.9)


                                                                                       109.1


Debt due after more than one year                                         (154.1)       11.5        1.0    (166.6)

Debt due within one year                                                   (12.0)        7.4        2.9     (22.3)

Finance leases                                                             (17.5)        1.0        1.5     (20.0)


                                                                                        19.9


Cash on deposit                                                             142.6    (109.2)     (10.0)      261.8

Collateralized cash                                                           1.5      (0.2)          -        1.7


                                                                                     (109.4)



Net funds                                                                   157.6       19.6     (12.8)      150.8



9   Debtors                                                                                        31    30 April
                                                                                             December        2002
                                                                                                 2002 GBP million
                                                                                          GBP million

Amounts falling due within one year

Trade debtors                                                                                    405.6      499.5

Amounts recoverable on long term contracts                                                        13.4       10.9

Corporation tax                                                                                   32.5       12.3

Deferred tax                                                                                      32.2       39.2

Other taxes and social security                                                                    4.8        5.8

Other debtors                                                                                     35.9       26.2

Prepayments and accrued income                                                                    55.9       56.0

Collateralized cash                                                                                1.5        1.7


                                                                                                 581.8      651.6
Amounts falling due after more than one year

Deferred tax                                                                                      14.5       10.1

Other debtors                                                                                     28.2       35.4


                                                                                                 624.5      697.1




10  Creditors: amounts falling due within one year                                                   31    30 April
                                                                                               December      2002 1
                                                                                                   2002 GBP million
                                                                                            GBP million

Unsecured loan notes                                                                               0.4        1.8

Other loans                                                                                        0.5        0.7

Obligations under finance leases                                                                   3.6        4.0

Bank loans and overdrafts                                                                         12.8       57.7

Amounts due on long term contracts                                                                 0.9        0.7

Trade creditors                                                                                  193.6      236.9

Bills of exchange payable                                                                          1.6        1.4

Corporation tax                                                                                    5.0       17.8

Other taxes and social security                                                                   12.9       15.2

Other creditors                                                                                   63.9       80.9

Proposed and accrued dividends                                                                    66.3       65.2

Accruals and deferred income                                                                     128.7      136.7


                                                                                                 490.2      619.0



1. GBP270.1 million previously included in Creditors: amounts falling due within one year, has been reclassified as Provisions for liabilities and charges as set out in note 12.


11  Creditors: amounts falling due after more than one year                                         31     30 April
                                                                                              December         2002
                                                                                                  2002  GBP million
                                                                                           GBP million

Other loans                                                                                      152.5      163.7

Obligations under finance leases                                                                  13.9       16.0

Bank loans                                                                                         1.7        2.9

Other creditors                                                                                   70.6       67.3

Accruals and deferred income                                                                       4.6        5.4


                                                                                                 243.3      255.3




12  Provisions for liabilities and charges                   Post-retirement
                                                                    benefits  Deferred Other tax       Other
                                                                 GBP million       tax provisions provisions      Total
                                                                            GBPmillion GBPmillion GBPmillion GBPmillion


At 30 April 2002 1                                                     205.3      9.3      270.1       64.6    549.3

Foreign exchange translation                                          (19.4)    (0.4)     (10.3)      (2.2)   (32.3)

Charge/(credit) for the period                                           7.8    (1.3)       22.6       24.3     53.4

Prior year credit                                                          -    (1.5)     (15.8)          -   (17.3)

Subsidiaries disposed                                                  (0.1)    (0.8)          -      (0.1)    (1.0)

Utilised during the period                                             (9.8)        -          -     (22.5)   (32.3)


At 31 December 2002                                                    183.8      5.3      266.6       64.1    519.8



1. GBP270.1 million previously included in Creditors: amounts falling due within one year, has been reclassified as Provisions for liabilities and charges as there is uncertainty over the timing of settlement of such amounts.


13  Contingencies


The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 31 December 2002 was GBP122.6 million (30 April 2002 - GBP117.6 million) and GBP1.5 million (30 April 2002 - GBP1.7 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.




14  Acquisitions and disposals


Acquisitions

Tomkins acquired the business, assets and liabilities of Ward Industries Inc. and of the heating, ventilating and air conditioning dampers division of Johnson Controls Inc. on 11 September 2002 and 30 September 2002 respectively, for a combined cash consideration of $17.6 million (GBP11.3 million) of which $0.7 million (GBP0.4 million) is deferred. Goodwill of GBP6.9 million arising on these acquisitions was capitalised. The value of the assets acquired is still being assessed and therefore the calculation of goodwill is provisional. These acquisitions are included in the Air Systems Components group.

Disposals

Industrial & Automotive

On 15 May 2002, Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for a cash consideration of GBP25.0 million. There was a loss on sale, after pension and disposal costs, of GBP4.5 million of which GBP3.5 million was provided for in the year ended 30 April 2002. The GBP1.0 million loss charged in the period is after GBP1.4 million of goodwill previously written off to reserves.

On 30 December 2002, Tomkins sold the business and assets of Fedco Automotive Components Inc. for a cash consideration of $8.0 million (GBP5.0 million). GBP4.6 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a loss on sale of GBP6.6 million.

Engineered & Construction Products

On 24 May 2002, Lasco Composites was sold for an adjusted cash consideration of $43.1 million (GBP29.6 million). GBP4.8 million of goodwill previously written off to reserves was written off to the profit and loss account. After disposal related costs of $3.6 million (GBP2.5 million) there was a profit on sale of GBP18.3 million.

Costs of GBP0.1 million relating to the ongoing sale of companies were incurred during the period.

15  Post balance sheet event



On 27 January 2003 Tomkins sold Milliken Valve Company Inc for a cash consideration of $7.3 million (GBP4.5 million), resulting in a small gain on disposal.



16  Basis of preparation



The financial information is for the 245 days ended 31 December 2002. The comparative figures are for the 365 days ended 30 April 2002. In order to assist readers of the accounts, unaudited pro forma figures are presented for the 236 days to 22 December 2001. These have been extracted from management accounts information. The preliminary financial statements have been prepared using accounting policies consistent with those set out in the Annual Report for the year ended 30 April 2002.


Financial Reporting Standard No. 17 'Retirement benefits' ('FRS 17') is effective for the period ended 31 December 2002. As permitted by the transitional arrangements of the Standard, the Group has elected to defer implementation of FRS 17.




17  Preliminary results




The financial information set out above does not constitute the Company's statutory accounts for the eight-month period ended 31 December 2002 or for the year ended 30 April 2002 but is derived from those accounts. Statutory accounts for the year ended 30 April 2002 have been delivered to the Registrar of Companies and those for the eight-month period ended 31 December 2002 will be delivered to the Registrar following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) of the Companies Act 1985.







Pro forma information

For the period ended 31 December 2002
                                                                             Engineered &
                                                    Industrial  Air Systems   Construction     Central
                                                  & Automotive   Components       Products       Costs       Total
                                                   GBP million  GBP million    GBP million GBP million GBP million

Turnover                                               1,263.9        325.7          507.6           -     2,097.2



Operating profit before operating exceptional
items and goodwill amortisation                          115.0         33.8           49.0      (15.2)       182.6

Operating exceptional items                             (22.2)        (8.2)          (1.6)           -      (32.0)


Operating profit before goodwill amortisation             92.8         25.6           47.4      (15.2)       150.6

Goodwill amortisation                                    (0.9)        (5.6)          (0.3)           -       (6.8)


Operating profit                                          91.9         20.0           47.1      (15.2)       143.8



Operating profit margin, before operating
exceptional items and goodwill amortisation               9.1%       10.4%           9.7%           -        8.7%






Unaudited pro forma information for the period
ended 22 December 2001
                                                                             Engineered &
                                                    Industrial  Air Systems   Construction     Central
                                                  & Automotive   Components       Products       Costs       Total
                                                   GBP million  GBP million    GBP million GBP million GBP million

Turnover                                               1,301.1        341.7          582.8           -     2,225.6



Operating profit before operating exceptional
items and goodwill amortisation                          106.4         36.7           54.4      (11.7)       185.8

Operating exceptional items                             (12.0)            -              -           -      (12.0)


Operating profit before goodwill amortisation             94.4         36.7           54.4      (11.7)       173.8

Goodwill amortisation                                    (1.0)        (5.6)          (0.3)           -       (6.9)


Operating profit                                          93.4         31.1           54.1      (11.7)       166.9



Operating profit margin, before operating
exceptional items and goodwill amortisation               8.2%        10.7%           9.3%           -        8.3%








                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  4 March, 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary